FILED PURSUANT TO RULE 433

File No. 333-192302

CITIGROUP INC.

A$150,000,000

3.750% SENIOR NOTES DUE MAY 4, 2021

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior Unsecured
Trade Date:	April 27, 2016
Settlement Date:	May 4, 2016 (T+5 days)
Maturity Date:	May 4, 2021
Par Amount:	A$150,000,000
Benchmark:	Semi/Quarterly Coupon Matched Asset Swap
Re-offer Spread to Benchmark:	Semi/Quarterly Coupon Matched Asset Swap +155 bps | EFP +190.5 bps
Re-offer Yield:	3.815% per annum paid semi-annually in arrears
Semi-Annual Coupon:	3.750% per annum
Public Offering Price:	99.707%
Net Proceeds to Citigroup:	A$149,073,000 (before expenses)
Interest Payment Dates:	The 4th of each May and November, commencing November 4, 2016.
Business Days:	Sydney, London, New York City
Day Count:	Actual/Actual, following business day
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply
Redemption at Issuer Option:	Only for tax purposes
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part
Sinking Fund:	Not applicable
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Minimum Denomination / Multiples:	A$1,000 / multiples of A$1,000 in excess thereof (minimum investment parcel when sold in Australia will be A$500,000)
Settlement:	Euroclear / Clearstream
Governing Law:	State of New York
Documentation:	The notes are registered with the U.S. Securities and Exchange Commission, Registration Statement No. 333-192302.
CUSIP:	172967 KQ3
ISIN:	XS1403447292
Common Code:	140344729
Joint Book-Running Managers:	Citigroup Global Markets Limited ANZ Securities, Inc.** nabSecurities, LLC
Co-Manager:	RBC Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to the extent it intends to effect any sales of the notes in the United States, they will do so through an affiliated U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.